Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 3, 2024

Relating to Registration Statement No. 333-272541

Sound Point Meridian Capital, Inc. (the “issuer”) has filed a registration statement (including a preliminary prospectus subject to completion dated May 29, 2024) with the Securities and Exchange Commission (the “SEC”) for the initial public offering of shares of its common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 895-2293. You may also access the issuer’s most recent preliminary prospectus dated May 29, 2024, which is included in Amendment No. 5 to the issuer’s registration statement on Form N-2, as filed with the SEC on May 29, 2024, by visiting EDGAR on the SEC website at: sec.gov/Archives/edgar/data/1930147/000182912624003807/soundpointmeridian_n2a5.htm.

The table below presents the net returns since inception of two private funds advised by Sound Point Capital Management, LP, an affiliate of Sound Point Meridian Management Company, LLC (collectively, the “Sound Point Adviser”), which is the issuer’s investment adviser. The two private funds have substantially similar investment objectives, policies and strategies as the issuer and each of the issuer and the private funds are advised by the same management team (the “management team”) at the Sound Point Adviser. The net return information set forth below is for all of the management team’s private funds and similar investment vehicles that are managed with investment objectives, policies and strategies substantially similar to those to be used in managing the issuer, and the relative sizes of the issuer (at the time of the completion of its initial public offering) and the private funds are sufficiently comparable to make the net return information presented below relevant to potential investors in the issuer.

Net Returns Since Inception of Two Private Funds with Substantially Similar Investment Objectives, Policies and Strategies to the Issuer (1)

	Private Fund #1	Private Fund #2

2019	-1.43%
2020	11.13%
2021	28.40%
2022	-3.34%	1.22%
2023	24.68%	27.41%
LTM(2)	24.87%	29.27%
2024 Y-T-D(3)	6.33%	5.34%

I-T-D(4)	80.21%	35.84%
Annualized I-T-D(5)	12.96%	14.59%

Note: Past performance is not indicative of future results. Moreover, the returns shown for the private funds should not be interpreted as indicative of the issuer’s future performance. Past performance as well as future results are dependent on a variety of factors, including prevailing market conditions and investment availability, which vary over time. The two private funds are also subject to different and lower advisory fee and operating expense structures than the issuer and, as a result, the net return information presented herein would be lower if the private funds were subject to the advisory fee and operating expense structures applicable to the issuer.

(1)	Net returns are reflected on a calendar-year basis except as otherwise noted.

(2)	Last twelve months (“LTM”) represents the respective funds’ net total returns for the last 12 months from April 30, 2023 - April 30, 2024.

(3)	2024 Year-To-Date (“Y-T-D”) represents the respective funds’ year-to-date net total returns through April 30, 2024.

(4)	Inception-To-Date (“I-T-D”) represents the respective funds’ net cumulative total returns from commencement of investment operations through April 30, 2024.

Fund inception date:

Private Fund #1: July 2019

Private Fund #2: February 2022

(5)	Annualized I-T-D represents the respective funds’ net cumulative total returns each year since inception.